



International Absorbents Inc.

2007 Annual Report

TABLE OF CONTENTS



International Absorbents Inc.

We help make owning a small animal safe, healthy and fun!


SEC MAIL PROCESSING
RECEIVED
MAY 07 2007
WASH. D.C. 210 SECTION

LETTER TO SHAREHOLDERS

Your Company continues to produce good sales growth with a year-over-year improvement of 16 percent. Last year we noted that margins had been hit by a number of cost increases and a prime objective for the year was to control those costs. We are not yet to where we want to be but we have made good progress. Energy costs are lower and under better control due to our use of alternative energy sources, product price increases have been incorporated and some management costs have been reduced, Shipping efficiencies are also helping lower costs. In addition we have become much more efficient in our new Georgia manufacturing facility. The overall affect is an increase in gross profit of 25 percent and a gain in operating margins from 30 to 33 percent.

The last phase of our three-phase infrastructure build out, the move and reassembly of our original Bellingham manufacturing plant, is now nearing completion. Over the past four years we have invested $17 million in new office, plant and equipment and have more than tripled our overall production capacity as well as improving warehousing, logistics and office facilities. This build out will be completed by mid-year allowing us to serve our customers better, further improve efficiencies, and support continued growth.

***Care*FRESH® Ultra** and ***Care*FRESH® Colors** continue to lead our sales growth and assist in the continued growth of our original ***Care*FRESH®** natural in our traditional markets, and to assist our entry into grocery and mass merchandiser channels. Overall, prospects look very good for the future.

On behalf of the Board of Directors,



Gordon L. Ellis,
Chairman

STOCK PERFORMANCE

Comparison of a 5-Year Cumulative Return Among
International Absorbents, Amex Market Index, and Hemscott Group Index



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INTERNATIONAL ABSORBENTS
HEMSCOTT GROUP INDEX
AMEX MARKET INDEX

Assumes $100 Invested on January 31, 2002
Assumes Dividend Reinvested Fiscal Year Ending January 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion is intended to further the reader's understanding of the consolidated financial statements, financial condition, and results of operations of International Absorbents and Absorption. It should be read in conjunction with the consolidated financial statements, notes and tables which are included elsewhere in this quarterly report.

Some statements and information contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are not historical facts but are forward-looking statements. For a discussion of these forward-looking statements and important factors that could cause results to differ materially from the forward-looking statements, see Item 1 of Part I, "Business — Forward-Looking Statements" and Item 1A of Part I, "Risk Factors."

Overview

International Absorbents is the parent company of its wholly owned U.S. subsidiary, Absorption. International Absorbents is a holding company and Absorption is its operating entity. Management divides the activities of the operating company into two segments: the animal care industry and the industrial/commercial industry. We manufacture, distribute and sell products for these segments to both distributors and direct buying retailers.

Absorption is a leading manufacturer and seller of premium small animal bedding in North America. The primary product that we sell in this market is small animal bedding sold under the brand name ***Care*FRESH®**. We consider the activities that surround the manufacture and distribution of ***Care*FRESH®** to be our core business. Our business strategy is to promote and grow our core business and to create diversification in our market channels, our production methods, and our product lines in an effort to add strength and breadth to our business structure. As a result, we are dedicating significant resources to both building infrastructure for the support of our core business, and creating more product and customer diversification. We believe that this strategy has started to provide results. Specifically, we continue to grow sales in our core business and improve the production process of our core ***Care*FRESH®** product while expanding sales of new products and existing products into new market channels.

The financial results from fiscal year 2007 met the expectations of management, excluding the effect of the arbitration ruling issued on October 10, 2006 in the Wilder Arbitration as described above. We met our projections for both top line sales (see "Net Sales" below) and bottom line profits (see "Net Income" below), excluding the arbitration ruling. As described in the "Gross Profits" discussion below, part of our success was our ability to maintain and improve on the production efficiencies we achieved during the fourth quarter of fiscal year 2006. We were also able to maintain our sales, general and administrative expenses, net of stock based compensation, which we were required to account for the first time during the first quarter of fiscal year 2007.

During fiscal year 2007, we continued to focus our sales and marketing efforts on our market leading ***Care*FRESH®**, ***Care*FRESH® Ultra**, and ***Care*FRESH® Colors** brands of small animal bedding products. We also continue to aggressively sell our **Healthy Pet ™** Cat Litter line. **Healthy Pet ™** Cat Litter is a line of cat litters in which our distributors are offered a selection of five cat litters designed to be displayed together in one section of shelf space. They are all made of natural products in keeping with our corporate philosophy of being environmentally friendly. Because these are relatively new product lines, management believes it is too early to be able to predict if these growth trends will continue.

Even though we are currently experiencing significant infrastructure-related costs, we believe our progress with the sales of new product lines will continue to move us toward developing more diversified sources of income, which we anticipate will help reduce the risks associated with a substantial reliance on sales from a single product.

Results of Operations

The following table illustrates our financial results for the fiscal year 2007 as compared to the two prior fiscal years. (U.S. dollars, in thousands):

	Fiscal Year ended Jan. 31, 2007	Percent of Sales	Fiscal Year ended Jan. 31, 2006	Percent of Sales	Fiscal Year ended Jan. 31, 2005	Percent of Sales
Sales	29,495	100%	25,436	100%	22,163	100%
Cost of goods sold	19,902	67%	17,788	70%	13,716	62%
Gross profit	9,593	33%	7,648	30%	8,447	38%
Selling, administrative, & general expenses	8,104	27%	6,455	25%	5,691	26%
Income from operations	1,489	5%	1,193	5%	2,756	12%
Interest income	150	1%	73	0%	75	0%
Interest expense	(361)	-1%	(326)	-1%	(173)	-1%
Income before provision for income tax	1,278	4%	940	4%	2,658	12%
Income taxes	(577)	-2%	(285)	-1%	(868)	-4%
Net Income	701	2%	655	3%	1,790	8%

Comparison for the years ended January 31, 2007 and 2006

The following table compares the percentage change of our financial results between fiscal year 2007 and fiscal year 2006. (U.S. dollars in thousands):

	Fiscal Year ended Jan. 31, 2007	Fiscal Year ended Jan. 31, 2006	Percent Change
Sales	29,495	25,436	16%
Cost of goods sold	19,902	17,788	12%
Gross Profit	9,593	7,648	25%
Selling, administrative, & general expenses	8,104	6,455	26%
Income from operations	1,489	1,193	25%
Interest income	150	73	105%
Interest expense	(361)	(326)	11%
Income before provision for income tax	1,278	940	36%
Income taxes	(577)	(285)	102%
Net Income	701	655	7%

Net Sales

In fiscal year 2007, our net sales increased by 16% over fiscal year 2006. The majority of this growth in net sales was a result of the growth in sales of our animal care products. During fiscal year 2007, net sales for animal care products grew from $23,913,000 to $28,288,000, as compared to the same period of fiscal year 2006. Net sales of our industrial products decreased from $1,523,000 to $1,207,000 for fiscal years 2007 and 2006, respectively. There were four key sources of growth in our animal care product lines. First, the price increase which was implemented in the second quarter of fiscal year 2007 had a half year of positive effect on financial results. Second, we had strong seasonal promotional activity in preparation for the holiday season. Third, we had strong sales growth for both our ***Care*FRESH® Ultra™** and ***Care*FRESH® Colors** products. Fourth, we reduced certain amounts we had been accruing as a result of less-than-anticipated off-invoice promotional activity, which increased our net sales. Our strategy in regard to our industrial line of products has remained the same, which is to effectively service existing customers while focusing growth on animal care products.

We currently believe that our fiscal year 2008 overall annual net sales will grow approximately 10% to 16% over our fiscal year 2007 net sales levels. Specifically, during fiscal year 2008, we expect sales of natural, non-colored ***Care*FRESH®** in pet specialty channels to be approximately the same as they were in fiscal year 2007 as we have now reached significant levels of distribution throughout the United States. We have also introduced line extensions such as ***Care*FRESH Ultra™** and ***Care*FRESH® Colors.** Therefore, although we anticipate that natural ***Care*FRESH®** will continue to represent the majority of our sales through the 2008 fiscal year, we also see growth opportunities for our full line of bedding products as they continue to gain market share and growing customer acceptance, subject to the following challenges. First, as we add new items to our line of products, they will need to compete for limited shelf space at the pet specialty stores with our other existing products and those of our competitors, which could limit the number of products we are able to sell at a particular store. Second, although we believe that the high quality of our ***Care*FRESH®** line of products gives us a significant competitive advantage, many of our competitors have a larger breadth of products and more established relationships with the mass merchandiser and grocery stores, which makes competition in these channels more challenging for us. With respect to our lines of cat litter products, we continue to expect revenue growth from these products. Finally, at this time we do not have plans to invest additional sales resources in our industrial line of products.

Gross Profit

Our Georgia production facility continued to make progress at increasing its production rate and efficiencies during the fourth quarter of fiscal year 2007 by achieving record production levels. Our facilities continue to work towards overcoming the additional burdens of increases in utility rates, increased depreciation, and increased fuel surcharges on freight. Mostly as a result of improvements in production efficiencies at our Georgia facility as compared to the prior year, our gross margin (gross profit divided by sales) improved from 30% in fiscal year 2006 to 33% in fiscal year 2007. The high cost of energy, transportation, and raw materials were leading factors placing downward pressure on our gross margin, which were off-set by increased production efficiencies.

As discussed in Note 14 ("Segmented Information") to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, operating income including selling, general and administrative expenses, but before depreciation for our animal care product segment, increased by 13% in fiscal year 2007 as compared to fiscal year 2006. Operating loss before depreciation for our industrial product segment decreased by 32% comparing fiscal year 2006 to fiscal year 2007.

For fiscal year 2008 we continue to expect that our gross margin will remain in the range of 30% to 34%. The reasons for this expectation are as follows. First, the cost savings we had projected from reduced transportation costs resulting from shipping to east coast customers from the Georgia production facility have been offset by increases in fuel charges. However, without this facility being located where it is, margin expectations would be even lower. Second, we are not achieving the overall reduced costs of raw materials that we had initially expected due to: our product mix (with increased sales of our higher-cost products); slow reactions from raw material suppliers in response to our request for additional supplies; increases in the prices of petroleum-based product prices, such as the cost of plastic bags; and the shortage of key low-cost raw material sources for certain of our facilities. Third, in the third quarter of fiscal year 2007 we began moving our Bellingham, Washington plant to our new Ferndale, Washington facility. During the fourth quarter of fiscal year 2007 and the first quarter of fiscal year 2008, we continued to incur relocation and commissioning costs, which could further reduce our gross margin. Fourth, additional depreciation charges resulting from our new production facilities will also have a negative effect on our gross margin.

To offset the significant increases in the cost of natural gas, we have installed new burners to heat our dryers at our Georgia facility that operate at less than one-third the cost of our current natural gas burners. The new burners became operational during the fourth quarter of fiscal year 2007. As we continue to use this technology, we expect it to become more efficient and, as a result, we should move closer to achieving the projected cost savings at our Georgia facility. We plan to continue to make capital investments in technology at all of our facilities to help decrease the costs of production.

Selling, Administrative and General Expenses

During fiscal year 2007, our selling, general and administrative expenses increased by 26% as compared to fiscal year 2006. The table below illustrates the comparison of selling, administrative, and general expenses both with and without the effect of the Wilder Arbitration award and stock-based compensation. (U.S. dollars in thousands):

	Fiscal Year ended Jan. 31, 2007	**Fiscal Year ended Jan. 31, 2006**
Selling, administrative, & general expenses	8,104	6,455
Wilder Arbitration award	(1,186)	0
Stock-based compensation	(347)	(8)
	6,571	6,447

As discussed in Item 3, Part I, "Legal Proceedings," on October 10, 2006, we were notified that the Arbitrator had issued a decision in the Wilder Arbitration. As previously disclosed in our filings with the SEC, the Wilder Arbitration demand was filed against Absorption on February 23, 2004. At that time, the Claimants were seeking damages in the amount of approximately $1,000,000. The Wilder Arbitration demand related to a lawsuit that was filed on June 22, 1995 in the Boone Circuit Court of the Commonwealth of Kentucky against Absorption. The lawsuit was captioned Wilder et.al. v. Absorption Corp., Civil Action No. 95-CI-547, and alleged breach of contract, fraud, violation of the Kentucky Unfair Trade Practices Act and other related claims. The Arbitrator ruled in favor of the Claimants and ordered us to pay to the Claimants an aggregate amount totaling $1,186,435 for damages and recovery of attorney fees and expenses as well as the administrative fees, compensation and expenses of the Arbitrator. This amount was expensed as selling, general and administrative expenses as of October 10, 2006. We paid the full amount of the award on November 10, 2006.

The first quarter of fiscal year 2007 was the first period under which we were required to account for stock-based compensation under SFAS No. 123(R). As a result, we incurred $347,000 in stock-based compensation for fiscal year 2007 as compared to $8,000 during the same periods of the prior year. Of this amount, $347,000 was included in selling, general and administrative expenses. Costs resulting from our compliance with requirements of the SEC and the American Stock Exchange ("AMEX") continue to have an impact on our general and administrative expenses. Moreover, we now have overhead expenses related to operating our Georgia facility, increased property taxes on both of our new facilities, and increased depreciation expense. We anticipate that these factors, along with our new stock-based compensation expenses, will continue to increase general and administrative expenses during fiscal year 2008.

During fiscal year 2008, we intend to continue our marketing initiatives at the rate at which we completed fiscal year 2007. Our seasoned sales staff is respected in the animal care industry and has proven to be efficient and effective in selling to the wholesale distribution segment of the pet specialty channel. We expect to enhance our sales staff to include expertise in specific markets where we see growth opportunities. In addition, if our product mix were to change with more emphasis on food, treats or accessories, we would need to add sales people at the retail level. We feel that this plan should enable us to achieve our strategic objectives without significantly increasing our selling expenses, provided that this projection may change depending on the reaction of our competitors. On the administrative side, costs resulting from compliance with SEC and AMEX requirements are projected to continue to grow and we may also need to hire additional administrative personnel growth as sales levels increase.

Interest Expense

Interest expense in fiscal year 2007 totaled $361,000 as compared to $326,000 during fiscal year 2006. These increases were due to interest rate increases for our variable interest rate bonds that constitute the debt facility for the Georgia plant. The move of our Bellingham, Washington facility during fiscal year 2007 has resulted in additional interest charges, which will be capitalized, until the new facility is in operation.

Income Tax

Absorption incurred federal income taxes during the 2007 at an effective rate of 45%. The effective rate is higher due to the recognition of stock-based compensation expenses from stock options that are not deductible for federal income taxes. We anticipate that we will have a higher effective rate going forward, although the rate itself will be higher or lower depending on the ratio of net income before taxes to stock-based compensation recognized in a particular period. Losses incurred in Canada by International Absorbents have been fully reserved through the recording of a valuation allowance as Canadian net operating losses and deferred tax assets are not expected to be utilized in future periods.

Net Income

Our net income for the year ended January 31, 2007 increased by 7% as compared to the same period in the prior fiscal year. This increase in net income over the prior fiscal year was primarily caused by increased sales, and improvement in gross margins, and our ability to control selling, administrative and general expenses. We feel that continued concentration on the implementation of the key components of our business plan that focus on production efficiencies and controlled costs should provide us with continued increases in production rates, which should help us to service the increase in demand for our products and generate additional revenues.

We expect that the production efficiencies that we saw at our Georgia facility in our most recent fiscal quarters will continue, as has been demonstrated by the results of fiscal year 2007. With these efficiencies now stabilized and moving in the right direction, we expect to be able to produce product at the higher end of our gross margin projections, unless there are additional downward pressures from the costs of raw materials or energy and subject to the commissioning rate of our new Bellingham, Washington production facility. We project that selling and administrative costs will continue to grow, but only marginally during the coming fiscal year. We will continue to invest in future marketing programs to offset competitive pressures as necessary and anticipate additional administrative costs resulting from regulatory requirements, all of which may continue to lead to increased expenses and lower net income. During fiscal year 2008 we will incur additional interest expense as a result of financing the move of our Bellingham, Washington production facility. In addition, we anticipate that increased depreciation resulting from our investment in plant and equipment will negatively affect our fiscal year 2008 net income.

Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)

We believe that one of our key financial and operating performance metrics is Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA). Our EBITDA increased by 18% during fiscal year 2007 as compared to fiscal year 2006. The increase for fiscal year 2007 was substantially the result of increased sales, improved gross profit margins, and controlled selling, administrative, and general expenses.

EBITDA is not a measure of financial performance under generally accepted accounting principles (GAAP) in the United States. Accordingly, it should not be considered a substitute for net income (loss), cash flow provided by operating activities, or other income or cash flow data prepared in accordance with GAAP. However, we believe that EBITDA may provide additional information with respect to our financial performance and our ability to meet our future debt service, capital expenditures and working capital requirements. This measure is widely used by investors and rating agencies in the valuation, comparison, rating, and investment recommendations of companies. In addition, we use EBITDA as one of several factors when determining the compensation for our executive officers. Because EBITDA excludes some, but not all items that affect net income (loss) and may vary among companies, the EBITDA presented by us may not be comparable to similarly titled measures of other companies. The following schedule reconciles EBITDA to net income (loss) reported on our Condensed Consolidated Statement of Operations, which we believe is the most directly comparable GAAP measure:

(U.S. dollars in thousands)	For the year ended January 31, 2007	January 31, 2006	Percentage Change
Net Income (Loss) (as reported on Condensed Consolidated Statement of Operations)	$701	$655	
Interest expense	361	326	
Interest income	(150)	(73)	
Income tax provision	577	285	
Depreciation & amortization	1,455	1,310	
EBITDA	$2,944	$2,503	18%

During the fiscal year 2008 management will continue to focus on EBITDA as a key performance indicator.

Comparison of the years ended January 31, 2006 and 2005

The following table compares the percentage change of our financial results between fiscal year 2006 and fiscal year 2005. (U.S. dollars in thousands):

	Fiscal Year ended Jan. 31, 2006	Fiscal Year ended Jan. 31, 2005	Percent Change
Sales	25,436	22,163	15%
Cost of goods sold	17,788	13,716	30%
Gross Profit	7,648	8,447	-9%
Selling, administrative, & general expenses	6,455	5,691	13%
Income from operations	1,193	2,756	-57%
Interest income	73	75	-3%
Interest expense	(326)	(173)	88%
Income before provision for income tax	940	2,658	-65%
Income taxes	(285)	(868)	-67%
Net Income	655	1,790	-63%

Net Sales

In fiscal year 2006, our net sales increased by 15% over fiscal year 2005. Net sales of our animal care products grew from $20,943,000 to $23,913,000 between January 31, 2005 and January 31, 2006. Net sales of our industrial products grew from $1,220,000 to $1,523,000 between January 31, 2005 and January 31, 2006. Our core product line, ***Care*FRESH®**, continued to gain market share during fiscal year 2006 in the pet specialty market channel. Our strategy of diversification also showed some success with the continued growth of pet products such as ***Care*FRESH® Ultra™** and **Critter Care™**, due to increased shelf facings and a reduction in the price of ***Care*FRESH® Ultra™**. Our strategy in regard to our industrial line of products has remained the same, which is to effectively service existing customers while focusing growth on consumer products.

Gross Profit

Our Georgia production facility continued to make progress during the fourth quarter of fiscal year 2006 at increasing its production rate and efficiencies. During the fourth fiscal quarter of 2006, the Georgia facility reached break-even as a stand alone gross profit center. All of our facilities continued to work to overcome the additional burden of major increases in utility rates, increased depreciation, and increased fuel surcharges on freight, all of which contributed to the reduction of our gross profit margin during fiscal year 2006 as compared to the prior year. These increased production costs, combined with increased promotional expenses, which reduced our net revenue, resulted in a decreased gross margin (gross profit divided by sales) for fiscal year 2006, as compared to fiscal year 2005. Specifically, our gross margin decreased from 38% in fiscal year 2005 to 30% in fiscal year 2006. One significant factor in the reduction of our gross profit was the increase in our depreciation as a result of our plant expansion that has taken place over the past three years. Depreciation, which we attributed to plant and equipment, grew from $712,000 in fiscal year 2005, to $1,048,000 in fiscal year 2006. Operating income before depreciation for our animal care product segment decreased from $3,619,000 in fiscal year 2005 to $2,580,000 in fiscal year 2006. Operating loss before depreciation for our industrial product segment increased from $71,000 in fiscal year 2005 to $77,000 in fiscal year 2006.

Selling, General and Administrative Expenses

During fiscal year 2006, our selling, general and administrative expenses increased by 13% as compared to fiscal year 2005. Costs resulting from our compliance with SEC and AMEX requirements started to have an impact on our general and administrative expenses. Moreover, we began to incur overhead expenses related to operating our Georgia facility, increased property taxes on both of our new facilities, and increased depreciation expense.

Interest Expense

Interest expense in fiscal year 2006 totaled $326,000 as compared to $173,000 in fiscal year 2005. This increase was due to interest charges for the debt facility for the Georgia plant.

Income Tax

Absorption incurred federal income taxes during fiscal year 2006 at an effective rate of 30.1%. Losses incurred in Canada by International Absorbents were fully reserved through the recording of a valuation allowance as Canadian net operating losses and deferred tax assets.

Net Income

Our net income for the year ended January 31, 2006 decreased by 63% as compared to the same period in the prior fiscal year. This decrease was the result of increased cost of goods sold (costs related to the commissioning of the Georgia production facility, increased depreciation, increased energy and higher freight charges), increased promotional expenses, increased marketing expenses, and increased general and administrative expenses related to our compliance with regulatory requirements. Selling, general and administrative expenses increased by $764,000, however, as a percentage of sales these expenses remained virtually flat and such increase was not as significant as the increase in cost of goods sold. As such we feel that the significant factors related to our reduced net income were those related to our cost of goods sold.

Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)

Our EBITDA decreased by 29% during fiscal year 2006 as compared to fiscal year 2005. The decrease for fiscal year 2006 was substantially the result of reduced gross profit margins, and increased selling, administrative, and general expenses. The following schedule reconciles EBITDA to net income (loss) reported on our Condensed Consolidated Statement of Operations, which we believe is the most directly comparable GAAP measure:

(U.S. dollars in thousands)	For the year ended January 31, 2006	January 31, 2005	Percentage Change
Net Income (Loss) (as reported on Condensed Consolidated Statement of Operations)	$655	$1,790	
Interest expense	326	173	
Interest income	(73)	(75)	
Income tax provision	285	868	
Depreciation & amortization	1,310	792	
EBITDA	$2,503	$3,548	(29%)

Liquidity and Capital Resources

During fiscal year 2007 we began the third phase of our three-phase capital expansion plan. This three-phase plan includes: the building of the new manufacturing and warehousing facility in Ferndale, Washington, which is now complete; the building of a new production facility in Georgia, which has also been completed; and the move of the Bellingham, Washington manufacturing facility to the Ferndale, Washington location, which we commenced during the third quarter of fiscal year 2007 (engineering was started during the second quarter of fiscal year 2007) and is nearing completion and the additional facility should be ready for commissioning by the middle of fiscal year 2008. The intent of this capital expansion plan is first, to protect our core business by reducing our production costs and decreasing the cost of shipping product to our customers; second, to give us the ability to manufacture, warehouse and distribute a wider diversity of product; and third, to increase our production capacity.

The table below illustrates the effects this capital expansion plan has had on our financial statements (U.S. dollars, in thousands):

	As of January 31, 2007	As of January 31, 2006
Financial Condition		
Total Assets	$27,691	$24,513
Total Liabilities	12,301	10,359
Total Equity	$15,390	$14,154
Debt/equity ratio	0.80	0.73
Assets/debt ratio	2.25	2.37
Working Capital		
Current assets	$9,329	$7,822
Current liabilities	$3,945	$2,848
Current ratio	2.36	2.75
Cash Position		
Cash, restricted cash & short term investments	$3,423	$2,807
Cash generated from operations	$2,324	$667

Financial Condition

During fiscal year 2007, the value of our total assets increased. This was primarily the result of restricted cash we acquired from the debt facility obtained for the move of our Bellingham, Washington plant and from cash generated from operating activities. We also had an increase in total liabilities resulting from the debt facility for the Bellingham, Washington plant move and payables directly relating to phase three of our capital expansion plan.

As discussed under Note 7 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we currently have three long-term debt facilities, including our September 2006 bond financing arrangement with GE Capital Public Finance, Inc ("GECPF"), our March 2003 bond financing with GECPF and our September 2004 tax-exempt bond financing with BB & T.

We believe that our main credit risk exposure in fiscal year 2008 will come from meeting the covenants attached to our debt facilities by our lenders. As of the end of fiscal year 2007 we were over minimum financial requirements and under maximum requirements. The covenant-related ratios that could pose a potential risk in the future are those based on cash flow. If the additional production facility in Ferndale, Washington takes longer to commission than anticipated, we could be at risk of violating our cash flow related loan covenants. As such, any significant decrease in our current cash flow could result in the breach of one or more of these loan covenants. If we fail to satisfy the financial covenants and other requirements contained in our debt facilities, our debts could become immediately payable at a time when we are unable to pay them, which could adversely affect our liquidity and financial condition. In addition, if we are to make cash flow decisions to remain within our loan covenants, these decisions could affect our ability to effectively execute on our long term business strategy.

Debt retirement is an alternative that we consider on an ongoing basis. Relevant factors in our analysis include the cost of equity and the rate of interest on our debt. Our long-term debt has been at very favorable rates such that it was and continues to be considered advantageous to use our capital for other applications.

Working Capital

During fiscal year 2007, our working capital position continued to improve as current assets grew faster than current liabilities. The majority of the increase in current assets occurred due to an increase in restricted cash as a result of the issuance of industrial revenue bonds in September 2006 and the growth of inventory levels in anticipation of the period of time that our west coast manufacturing facility will be shut down for the move from Bellingham, Washington to our Ferndale, Washington facility. These increases in current assets were off-set by the use of cash from short term investments to pay for a portion of the capital costs associated with the production facility move. Current liabilities increased primarily due to increases in accounts payable resulting from credit purchases made relating to the plant move and an increase in the current portion of long term debt as a result of the issuance of industrial revenue bonds during the current fiscal year. These changes resulted in our current ratio (current assets divided by current liabilities) decreasing from 2.75 at the end of fiscal year 2006 to 2.36 at the end of fiscal year 2007.

In fiscal year 2008 we expect that our current assets will continue to increase once the commissioning of the additional Ferndale, Washington plant is complete, as a result of positive cash flow and an increase in accounts receivable as sales levels grow. We also expect that current liabilities will increase as a result of growing accounts payable related to the general growth of the company. Even though we expect both current assets and current liabilities to grow, we believe that our net working capital position will improve over the coming fiscal year.

Cash Position

We believe that our existing cash on hand, long-term debt and available line of credit currently provide us with enough cash to meet our existing needs for the foreseeable future. Cash and investments increased during fiscal year 2007, primarily as a result of a positive cash flow from operations and the closing of the debt facility for the Bellingham, Washington plant move. We expect cash to increase during fiscal year 2008 even though we are investing approximately $2,000,000 in cash for our move of the Bellingham, Washington production facility, a portion of which was invested in fiscal year 2007. We believe cash balances will increase during the coming fiscal year mostly as a result of cash generated from operations. We believe that our existing $2,000,000 line of credit with BB&T will suffice in covering any potential cash shortfall during this construction and commissioning of our additional Ferndale, Washington production facility. This line of credit is secured by inventory and accounts receivable, which will provide enough collateral to support the related debt. Interest is payable on funds advanced at the LIBOR rate plus 2.5%. The line of credit matures on May 23, 2007. As of January 31, 2007, no borrowings were outstanding under the line of credit. If we do borrow against this line of credit, we intend to pay it off before the end of fiscal year 2008, assuming that we are able to extend the line beyond the current May 23, 2007 maturity date. We will continue to closely monitor both current liabilities and current assets as they relate to the generation of cash, with an emphasis on maximizing potential sources of cash.

Cash Generated from Operations

During fiscal year 2007 we generated $2,324,000 in cash from operating activities. This amount decreased during the final quarter of the year by $404,000 from $2,728,000 primarily as the result of increasing inventories to allow us to be able to service customers while our Bellingham, Washington production facility is moved and as a result of paying the $1,186,435 damage award as a result of the Wilder Arbitration. The cash generated during the fiscal year 2007 was a 248% increase over the $667,000 in cash generated during fiscal year 2006. If our sales continue to increase and we are able to continue to profitably produce our products, we should be able to continue to generate cash from operating activities during fiscal year 2008, although it cannot be assured that this will be the case.

Financing and Investing Activities

Cash generated from financing activities during fiscal year 2007 was $1,251,000. This was the result of receiving $188,000 from the issuance of common shares as a result of the exercise of stock options and $1,600,000 received from the bond financing for the Bellingham, Washington plant move, off-set by principal payments on long-term debt of $537,000. Cash was used during fiscal year 2007 for investing activities mainly related to the installation of our new burners at our Georgia facility, the installation of a new burner and rotary dryer system at our Ferndale, Washington facility, and the start of construction related to the move of the Bellingham, Washington production facility. Also, the cash related to the debt facility for the plant move was placed in a restricted account to be released as construction progresses. Cash used in investing activities during fiscal year 2007 was approximately $3,496,000.

The first phase of our production expansion plan was substantially completed during the third quarter of fiscal year 2004. This was the construction of our new west coast facility located in Ferndale, Washington. We had previously been operating in five separate long-term leased facilities in Whatcom County, Washington. This new facility, which was financed approximately half through debt and half through cash, consolidated four of these leased facilities, resulting in annual savings of approximately $450,000 in lease payments. The consolidation of these facilities has also provided us with savings in other expenses caused by inefficient logistics. The annual interest expense of the debt used to finance this facility is approximately $144,000 per year.

Phase two of our production expansion plan was the commissioning of the facility located in Georgia. We purchased approximately fifteen acres of real property in Jesup, Georgia, with an existing 41,000 square foot facility, during August 2003 for $140,000, which we subsequently sold to, and leased back from, Wayne County IDA, as described in more detail in our Annual Report on Form 10-K for the fiscal year ended January 31, 2006. We began construction during the fourth quarter of fiscal year 2004 on this property. The total project was completed at a cost of $6,650,000. Of the total cost, approximately $4,900,000 was financed through a long-term bank debt instrument and the balance was financed with cash on hand. The annual interest expense of the debt used to finance this facility is approximately $149,000 a year. This plant is now fully functional.

The third phase of our production expansion plan is the relocation of our Bellingham, Washington production facility to our new Ferndale, Washington facility. This phase began during the second quarter of fiscal year 2007 and is estimated to cost approximately $3,600,000. Of this amount, $2,000,000 will come from cash and the remaining $1,600,000 was generated through our September 2006 bond financing with GECPF, as described above. We expect to begin commissioning this facility during the first quarter of fiscal year 2008 and hope to achieve minimal levels of efficiency by the middle of fiscal year 2008.

We believe that this three-phase plan will give us the ability to continue to grow our business, achieve significant cost savings, better serve our customers, expand our production lines, diversify and expand our production capacity and physically move manufacturing in a manner which is transparent to the users of our products.

Our contractual obligations for future payments are as follows:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 – 5 years**	**More than 5 years**
Long-term debt obligations	$8,326,000	$ 805,000	$ 1,734,000	$1,821,000	$3,966,000
Operating lease obligations	$ 370,000	$ 123,000	$ 139,000	$ 106,000	$ 2,000
Total	$8,696,000	$ 928,000	$ 1,873,000	$1,927,000	$3,968,000

Environmental Matters

We are committed to being an environmentally friendly company and to manufacturing products which benefit the quality of the environment. Hazardous wastes are not produced, treated, or stored at any company-owned or operated facilities. State, federal, and local laws all have jurisdiction over production activities. We believe we are currently in compliance with these laws and expect to remain so in the foreseeable future.

Off-Balance Sheet Arrangements

The SEC requires companies to disclose off-balance sheet arrangements. As defined by the SEC, an off-balance sheet arrangement includes any contractual obligation, agreement or transaction arrangement involving an unconsolidated entity under which a company 1) has made guarantees, 2) has a retained or a contingent interest in transferred assets, 3) has an obligation under derivative instruments classified as equity, or 4) has any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development services with the company.

We have examined our contractual obligation structures that may potentially be impacted by this disclosure requirement and have concluded that no arrangements of the types described above exist with respect to our company.

Critical Accounting Policies

Introduction

In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States, judgments and estimates are made that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We believe that the material estimates that are particularly susceptible to significant change relate to the determination of the allowance for doubtful accounts, income taxes, including deferred income taxes and the related valuation allowance, accrual for self-insured medical insurance plans and sales incentives. As part of the financial reporting process, our management collaborates to determine the necessary information on which to base judgments and develop estimates used to prepare the consolidated financial statements. Historical experience and available information is used to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of different facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in the consolidated financial statements.

In addition to the significant accounting policies described in Note 1 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we believe that the following discussion addresses our critical accounting policies.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for doubtful accounts, income taxes, deferred income taxes and the related valuation allowance, accrual for self-insured medical insurance plan, and sales incentives.

Inventory

Unexpected change in market demand or buyer preferences could reduce the rate of inventory turnover and require us to record a reserve for obsolescence. Finished goods inventory are valued at the lower of cost (determined on the first-in, first-out basis) or net realizable value. Cost includes direct materials, labor and overhead allocation. Raw materials and supplies are valued at the lower of cost (determined on the first-in, first-out basis) or net realizable value. We have not historically experienced a period where a material amount of finished goods inventory or raw materials inventory has been required to be reduced in value as a result of changes in market demand or buyer preference. Because of this lack of historical change we have not yet had to record a reserve for obsolete inventory. Our assumptions and valuation methodology for inventory have historically not changed. Even though we have not historically had to record a reserve for obsolete inventory as a result of changes in market demand or buyer preference, there is no guarantee that one or both of these events will not happen. As a result even though we believe that it is unlikely that a change will occur, we do recognize that change is possible and will record a reserve for obsolete inventory if the circumstance dictate as previously described.

Property, Plant and Equipment

There is a risk that our estimate of the useful life of a component of our property plant or equipment was over estimated. If that was the case the depreciated value of the equipment or building would be greater than its actual value, which would result in our recording a reserve to lower the net carrying value of the asset. Property, plant and equipment assets are recorded at cost. Our building and equipment are located on owned and leased land. Buildings are depreciated on a straight line basis over a period of 40 years. Leasehold improvements are depreciated on a straight line basis over the life of the lease agreement for property located on leased land. Most of our equipment is depreciated over its estimated useful life using a 15% declining balance method; the remainder is depreciated using a straight line method over five years. We have chosen to use the 15% declining value method over a fixed period straight line method to better reflect the fair market value and useful life of equipment which is typically used in our facilities. We also review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The determination of any impairment would include a comparison of estimated future cash flows anticipated to be generated during the remaining life of the asset. Due to the nature of the buildings and equipment we purchase, the depreciation method that we use, and the cash flows generated during the life of the assets, we have not had to historically record a reserve to reflect a decrease in the net carrying value of assets. We have historically neither changed our depreciation methods, our assumptions behind the depreciation methods, or our methodology for determining impairment. Based on the length of time we have been manufacturing in the industry in which we operate, we believe that it is unlikely that an impairment of existing buildings or equipment will have to be recorded. If we were to expand into a manufacturing industry in which we do not have as much history, the likelihood of being required to record an impairment increases. If at some future date we enter an industry in which we have no historic knowledge, then the risk of recording an impairment would also increase.

Revenue Recognition

If the actual costs of sales returns and incentives were to significantly exceed the recorded estimated allowance, our sales would be adversely affected in that we would record additional reserves which would reduce our net sales revenue. Revenues from the sale of products are recognized at the time title passes to the purchaser, which is generally when the goods are conveyed to a carrier. When we sell F.O. B. destination point, title is transferred and we recognize revenue on delivery or customer acceptance, depending on terms of the sales of the agreement. Sales incentives are accounted for in accordance with the provisions of EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer." Historically we have not had sales returns or incentive requests applied to a fiscal year in greater amounts than what was reserved for. By following our revenue recognition policies we have been able to accurately assess the value of both sales returns and sales incentives. We have annually updated the sales incentive amounts that are annually accrued to match the sales incentive agreements that we have with our customers. By doing so, we have maintained a consistent methodology while adjusting our estimates to more closely reflect our activities within the market place. We believe that it is unlikely that our assumptions or methodology for accounting for revenue recognition, sales returns, and sales incentives will change in the future. However, we do believe that it is likely that the actual estimates that we use for our sales incentive programs and sales returns may change in the future from time to time as a result of a dynamic marketplace.

Income Tax

We account for income taxes using the asset and liability method. The liability method recognizes the amount of tax payable at the date of the financial statements as a result of all events that have been recognized in the consolidated financial statements, as measured by the provisions of currently enacted tax laws and rates. The accumulated tax effect of all temporary differences is presented as deferred federal income tax assets and liabilities within the balance sheet. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. We have preliminarily reviewed the implications of FASB issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions ("tax positions"). FIN 48 requires us to recognize in our financial statements the impact of a tax position if that tax position is more likely than not of being sustained on audit, based on the technical merits of the tax position. The provisions for FIN 48 are effective as of the beginning of our 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We do not anticipate this statement will have a material effect on our financial condition or results of operations. This estimate is subject to revision as we complete our analysis. We believe that once the final FIN 48 review is completed, there will be an on-going tax impact on our financial statements, though we are not yet certain of the amount involved.

Stock-Based Compensation

Prior to February 1, 2006, we accounted for our stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, no stock-based compensation expense was recognized in the income statement for the years ended January 31, 2006 and 2005 related to options issued to employees and non-employee directors, as all options granted under our stock-based employee compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant. As permitted by SFAS No. 123, stock-based compensation was included as a pro forma disclosure in the notes to our consolidated financial statements for the years ended January 31, 2006 and 2005.

Effective February 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended January 31, 2007 includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested, as of January 31, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted subsequent to February 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, as provided for under the modified-prospective method. For details regarding the effect on our financial statements of using this methodology, please see Note 2 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In our calculation of stock-based compensation we use the Black-Scholes model. This model is an estimate of potential actual results. As such, actual results may vary significantly from our estimated stock-based compensation expense. Specifically, in the event that options were to expire at an exercise price which is below the option's strike price and the options are not exercised, then we would have taken stock-based compensation expense for options which did not ultimately have a dilutive effect on the outstanding common shares. We believe that it is not likely that we will change our methodology for calculating stock based compensation in the future.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risk arising from changes in interest rates. We have outstanding variable rate demand bonds from which our primary market rate risk arises. The interest variability results from changes in BB&T's Capital Markets Low Floater Rate, upon which our variable bond interest rate is based. Our potential loss over one year that would result from a hypothetical, instantaneous and unfavorable change of 10% (e.g., a change in interest rate from 5% to 5.5%) in the interest rate of our variable rate bond obligations would be approximately $20,000.

As of January 31, 2006, the outstanding principle of these bonds was $4,700,000. As of that date, the variable interest rate was 3.15%. The balance of our other outstanding bonds is subject to a fixed interest rate.

We currently are not subject to market risk arising from interest rate changes relating to our line of credit. We have a line of credit extended from BB&T, which has a variable interest rate based on the 30-day LIBOR rate. We have never drawn on this line of credit and currently have no intention to draw on it in the foreseeable future.

We do not use any derivative financial instruments in the management of our financial rate exposures. Interest rate exposure is monitored through regular communications with senior management. We would be exposed to higher interest rates through poor financial performance of BB&T as a result of BB&T supplying the irrevocable letter of credit attached to the bonds. This credit risk is minimized by maintaining relationships with alternative financial institutions who could replace the irrevocable letter of credit. We do not anticipate poor financial performance by our banking partner.

The Company does not use financial instruments for trading or other speculative purposes.

We believe that we do not have a material exposure to fluctuations in foreign currencies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
International Absorbents, Inc.

We have audited the accompanying consolidated balance sheets of International Absorbents, Inc. and subsidiary ("the Company") as of January 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Absorbents, Inc. and subsidiary as of January 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective February 1, 2006, the Company changed its method of accounting for share-based payment arrangements to conform to Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

/S/ MOSS ADAMS LLP

Seattle, Washington
April 9, 2007

FINANCIAL REPORT

International Absorbents Inc. and Subsidiary
Consolidated Balance Sheets
As at January 31, 2007 and 2006
(in thousands of U.S. dollars)

	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 2,277	$ 2,198
Restricted cash	1,146	-
Investments	-	609
Accounts receivable, net	2,373	2,160
Inventories, net	3,221	2,646
Prepaid expenses	126	113
Deferred income tax asset	186	96
Total current assets	9,329	7,822
Property, plant and equipment, net	18,096	16,430
Intangible assets, net	-	-
Other assets, net	266	261
Total assets	$ 27,691	$ 24,513
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,933	$ 2,243
Related party payable	5	6
Current portion of long-term debt	805	537
Income taxes payable	202	62
Total current liabilities	3,945	2,848
Deferred income tax liability	835	785
Long-term debt	7,521	6,726
Total liabilities	12,301	10,359
Stockholders' equity:		
Common stock, no par value - 100,000,000 shares authorized, 6,410,328 and 6,320,768 issued and outstanding at January 31, 2007 and 2006, respectively	8,487	8,299
Additional paid in capital	999	652
Retained earnings	5,904	5,203
Total stockholders' equity	15,390	14,154
Total liabilities and stockholders' equity	$ 27,691	$ 24,513

The accompanying notes are an integral part of these consolidated financial statements.

International Absorbents, Inc. and Subsidiary
Consolidated Statements of Earnings
For the years ended January 31, 2007, 2006 and 2005
(in thousands of U.S. dollars, except earnings per share amounts)

	2007	2006	2005
Sales, net	$ 29,495	$ 25,436	$ 22,163
Cost of goods sold	19,902	17,788	13,716
Gross Profit	9,593	7,648	8,447
Selling, general and administrative expenses	8,104	6,455	5,691
Income from operations	1,489	1,193	2,756
Interest expense	(361)	(326)	(173)
Interest income	150	73	75
Income before provision for income taxes	1,278	940	2,658
Income tax provision	(577)	(285)	(868)
Net income	$ 701	$ 655	$ 1,790
Basic earnings per share	$ .11	$ .10	$ .30
Fully diluted earnings per share	$ .11	$ .10	$ .29
Weighted average number of shares outstanding (in thousands)			
Basic	6,404	6,263	5,973
Diluted	6,406	6,347	6,255

The accompanying notes are an integral part of these consolidated financial statements.

International Absorbents Inc. and Subsidiary
Consolidated Statement of changes in Stockholders' Equity
For the years ended January 31, 2007, 2006 and 2005
(in thousands of U.S. dollars)

	Common Shares	Amount	Additional Paid in Capital	Retained Earnings	Total Stock-Holders' Equity
Balance as of January 31, 2003	5,774	$ 7,256	$ 489	$ 2,758	$ 10,503
Exercise of stock options	456	848	-	-	848
Exercise of warrants	22	50	-	-	50
Stock based compensation	-	-	38	-	38
Tax benefit from exercise of stock options	-	-	117	-	117
Net income	-	-	-	1,790	1,790
Balance as of January 31, 2004	6,252	$ 8,154	$ 644	$ 4,548	$ 13,346
Exercise of stock options	69	145	-	-	145
Stock based compensation	-	-	8	-	8
Net income	-	-	-	655	655
Balance as of January 31, 2005	6,321	8,299	652	5,203	14,154
Exercise of stock options	89	188	-	-	188
Stock based compensation	-	-	347	-	347
Net income	-	-	-	701	701
Balance as of January 31, 2006	6,410	$ 8,487	$ 999	$ 5,904	$ 15,390

The accompanying notes are an integral part of these consolidated financial statements.

International Absorbents Inc. and Subsidiary
Consolidated Statement of Cash Flows
For the years ended January 31, 2007, 2006 and 2005
(in thousands of U.S. dollars)

	2007	2006	2005
Cash flows from operating activities			
Net income	$ 701	$ 655	$ 1,790
Adjustments to reconcile net income to net cash used for operating activities			
Depreciation and amortization	1,455	1,310	792
Stock-based compensation	347	8	38
Tax benefit from exercise of stock options	-	-	117
Deferred taxes	(40)	56	280
Changes in operating assets and liabilities			
Accounts receivable	(213)	(637)	2
Inventory	(575)	(1,238)	(73)
Prepaid expenses	(13)	48	(13)
Accounts payable and accrued liabilities	615	374	516
Income taxes receivable/payable	140	90	243
Due to related party	(1)	1	1
Net cash flows from operating activities	2,416	667	3,693
Cash flows from investing activities			
Purchase of investments	-	(111)	(933)
Proceeds from investments	609	220	426
Purchase of property, plant and equipment	(3,019)	(1,851)	(7,139)
Proceeds from sale of property, plant and equipment	-	-	267
Purchase of other assets	(32)	-	(156)
Investment in restricted cash	(1,600)	-	(4,900)
Proceeds from restricted cash	454	437	4,895
Net cash flows from investing activities	(3,588)	(1,305)	(7,540)
Cash flows from financing activities			
Proceeds from long-term debt	1,600	-	6,728
Repayment of long-term debt	(537)	(329)	(2,212)
Proceeds from exercise of stock options	188	145	848
Proceeds from exercise of common stock warrants	-	-	50
Net cash flows from financing activities	1,251	(184)	5,414
Net change in cash	79	(822)	1,567
Cash and cash equivalents, beginning of period	2,198	3,020	1,453
Cash and cash equivalents, end of period	$ 2,277	$ 2,198	$ 3,020
Cash paid for interest	$ 355	$ 320	$ 215
Cash paid for income taxes	$ 353	$ 130	$ 150
Non-cash investing activities			
Increase in property, plant and equipment and accounts payable for purchase of plant and equipment	$ 113	$ 8	$ 30

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
International Absorbents Inc. and Subsidiary
(in thousands of U.S. dollars, except per share amounts)

1. Operations

International Absorbents Inc. ("IAX") is a Canadian company operating in the States of Washington and Georgia, U.S.A. through its wholly-owned subsidiary, Absorption Corp ("Absorption," and collectively with IAX, the "Company").

The Company operates in two segments and is engaged in the development and sale of value added products made from waste short fiber pulp ("SFP") utilizing proprietary technology. The Company markets and sells animal and pet bedding products that are sold in consumer retail and commercial bedding markets. In addition, the Company markets and sells SFP-based products used for general industrial spill cleanup, marine oil-cleanup, and oil/water filtration, and has recently began manufacturing hydro mulch products. The Company has established distribution primarily in North America.

2. Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Basis of presentation

The consolidated financial statements include the accounts of IAX and its wholly-owned subsidiary, Absorption, a Nevada corporation doing business in the states of Washington and Georgia. All significant intercompany transactions are eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents includes cash and highly liquid investments with original maturities of 90 days or less.

Restricted Cash

During the fiscal year 2007, the Company entered into a bond financing agreement in the amount of $1,600,000 with GE Capital Public Finance, Inc. ("GECPF") to fund the purchase and installation of manufacturing equipment to be used in connection with the relocation of the Bellingham, Washington production facility to the new Ferndale, Washington manufacturing and warehouse facility. These funds have been placed in an escrow account during the purchase and installation of the equipment. Funds are drawn on the account as the equipment is purchased. The escrow account balance (restricted cash) at January 31, 2007 was $1,146,000.

Investments

Investments consist of interest-bearing Certificates of Deposit with maturities at the date of purchase of more than 90 days which are accounted for as held-to-maturity securities and municipal bonds with maturities at the date of purchase of more than 90 days which are accounted for as available for sale securities. There were no investments as of January 31, 2007. The carrying amount of the certificates of deposits and municipal bonds is equivalent to the fair value at January 31, 2006 due to the short-term nature and interest rates approximating market rates.

Accounts Receivable and Allowance for Doubtful Accounts

The Company typically offers credit terms to its customers without collateral. The Company records accounts receivable at the face amount less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and establishes these allowances based on a combination of specific customer circumstances, as well as credit conditions and the history of write-offs and collections. Where appropriate, the Company obtains credit rating reports and financial statements of the customer to initiate and modify their credit limits. The Company obtains credit insurance for certain accounts that qualify for coverage in order to minimize credit risk exposure. If circumstances related to specific customers change, our estimates of the recoverability of receivables could materially change. At January 31, 2007 and 2006, management considered all accounts receivable in excess of the allowances for doubtful accounts to be fully collectible.

Inventories

Finished good inventories are valued at the lower of cost (determined on the first-in, first-out basis) or net realizable value. Cost includes direct materials, labor and overhead allocation. Raw materials and supplies are valued at the lower of cost (determined on the first-in, first-out basis) or net realizable value.

Property, plant and equipment

Property, plant and equipment assets are recorded at cost. The Company's buildings and equipment are located on owned and leased land. Buildings located on land owned by the Company are depreciated on a straight line basis over a period of 40 years. Leasehold improvements are depreciated on a straight line basis over the shorter of the estimated useful life or the life of the lease agreement for property located on leased land. The Company's manufacturing equipment is depreciated over the estimated useful life using a 15% declining balance method. The Company's computer equipment, computer software and office equipment are depreciated on a straight-line basis over the estimated useful life of five, seven and ten years respectively. Maintenance and repairs are expensed as incurred.

Intangible assets

The Company accounts for intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under the provisions of SFAS 142, if an intangible asset is determined to have indefinite useful life, it will not be amortized until its useful life is determined no longer to be indefinite. An intangible asset that is not subject to amortization shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Impairment of long lived assets

The Company reviews the carrying amount of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life with the net carrying value of the asset.

Other Assets

Other assets include deferred financing fees, which represent costs incurred in connection with long-term debt (see Note 9). As of January 31, 2007 and 2006, the deferred financing fees were $266,000 and $261,000, respectively, which are net of accumulated amortization of $78,000 and $52,000, respectively. Amortization expense was $26,000, $27,000 and $19,000 for the years ended January 31, 2007, 2006 and 2005, respectively. The Company is amortizing into interest expense the deferred financing fees on a straight line basis which approximates the interest method over the term of the related debt.

Revenue recognition

Revenues from the sale of products are recognized at the time title passes to the purchaser, which is generally when the goods are conveyed to a carrier. When the Company sells F.O. B. destination point, title is transferred and the Company recognizes revenue on delivery or customer acceptance, depending on terms of the sales agreement. Sales incentives are recorded as a reduction of sales, the recognition of which is determined in accordance with the provisions of Emerging Issues Task Force ("EITF") 01-09 "Accounting for Consideration Given by a Vendor to a Customer."

Shipping and Handling Costs

Shipping and handling costs are accounted for under EITF No. 00-10: "Accounting for Shipping and Handling Fees and Costs." Revenues generated from shipping and handling costs charged to customers are included in sales and were $662,000, $527,000 and $462,000 in fiscal years 2007, 2006 and 2005, respectively. Shipping and handling costs for outbound and inbound shipping charges are included in cost of goods sold and were $4,643,000, $3,019,000 and $2,395,000 in fiscal years 2007, 2006 and 2005, respectively.

Foreign exchange

The Company's reporting currency is the U.S. dollar. The Company considers the U.S. dollar to be the functional currency in foreign jurisdictions. Accordingly, amounts denominated in foreign currencies are re-measured to U.S. dollars at historical and current exchange rates as required under SFAS No. 52. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of earnings.

Advertising

The Company accounts for advertising expenses under Statement of Position ("SOP") No. 93-7. Advertising costs are expensed when incurred and were $394,000, $403,000 and $468,000 during fiscal years 2007, 2006 and 2005, respectively.

Research and development

The Company's research and development costs are expensed in the period in which they are incurred. Research and development expenses were $10,000, $35,000 and $85,000 during fiscal years 2007, 2006 and 2005, respectively.

Net earnings per share

Net earnings per share computations are in accordance with SFAS No. 128, "Earnings Per Share." Basic net earnings per share is computed using the weighted average number of common shares outstanding. Diluted net earnings per share is computed using the weighted average number of common shares and potentially dilutive common share equivalents outstanding. Stock options and warrants that are anti-dilutive are not included in diluted net earnings per share.

Income taxes

The Company accounts for income taxes using the asset and liability method. The liability method recognizes the amount of tax payable at the date of the financial statements as a result of all events that have been recognized in the financial statements, as measured by the provisions of currently enacted tax laws and rates. The accumulated tax effect of all temporary differences is presented as deferred federal income tax assets and liabilities within the balance sheet. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized

Stock-based employee compensation

Prior to February 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." No stock-based compensation expense was recognized in the income statement for the years ended January 31, 2006 and 2005, related to options issued to employees and non-employee directors, as all options granted under the Company's stock-based employee compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant. As permitted by SFAS No. 123, stock-based compensation was included as a pro forma disclosure in the notes to the Company's financial statements for the years ended January 31, 2006 and 2005.

Effective February 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share Based Payment" using the modified prospective transition method. Under this transition method, compensation cost recognized in the year ended January 31, 2007 includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value calculated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant date fair value calculated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, as provided for under the modified-prospective method.

Total stock-based compensation expense recognized in the income statement for the year ended January 31, 2007 was $340,000, of which $33,000 was recognized in cost of goods sold and $307,000 was recognized in selling, general and administrative expenses. All of the stock-base compensation was related to Incentive Stock Options ("ISO"s) held by employees and non-employee directors for which no tax benefit is recognized.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options ("excess tax benefits") to be classified and reported as both an operating cash outflow and a financing cash inflow on a prospective basis upon adoption.

The following table shows the effect on net income and basic and diluted earnings per share for the years ended January 31, 2006 and 2005 had compensation cost been recognized based upon the estimated fair value on the grant date of stock options in accordance with SFAS No. 123, as amended by SFAS No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure."

		2006		2005
Net income	$	655	$	1,790
Stock based compensation recognized under APB No. 25, net of related tax effects		-		-
Compensation expense calculated in accordance with SFAS No.123, net of related tax effects		(292)		(438)
Pro forma net income	$	363	$	1,352
Basic earnings per share				
As reported	$	0.10	$	0.30
Pro forma	$	0.06	$	0.23
Diluted earnings per share				
As reported	$	0.10	$	0.29
Pro forma	$	0.06	$	0.22

Disclosure for the year ended January 31, 2007 is not presented because all stock based compensation expense is recognized in the financial statements in connection with the adoption of SFAS No.123(R).

SFAS No. 123(R) requires the use of a valuation model to calculate the fair value of stock-based awards. The Company has elected to use the Black-Scholes-Merton ("BSM") option valuation model, which incorporates various assumptions including volatility, expected life forfeiture rate and risk-free interest rates. The assumptions used for the years ended January 31, 2007, 2006 and 2005 and the resulting estimates of weighted-average fair value per share of options granted during those periods are as follows:

		2007	2006	2005
a)	risk free interest rate	4.88%	3.94%	2.46%
b)	expected volatility	109.16%	114.08%	109.35%
c)	expected dividend yield	0.00%	0.00%	0.00%
d)	estimated average life (in years)	4.66	5.67	5.34

The expected life of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on historical volatility of the Company's stock. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term. The Company has not paid dividends in the past and does not plan to pay any dividends in the near future. As stock-based compensation expense recognized is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company forfeiture rate for 2006 was calculated based on its historical experience of awards which ultimately vested.

In November 2005, the Financial Accounting Staff Board ("FASB") issued FASB Staff Position No. 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). The Company has elected to adopt the "long form" method for calculating the tax effects of share-based compensation pursuant to SFAS No. 123(R). The "long form" method establishes the beginning balance of the additional paid-in capital pool related to the effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R).

The remaining unvested compensation for the fair value of stock options to be recognized was $657,000, $769,000 and $432,000 at January 31, 2007, 2006 and 2005 respectively.

Other stock-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees and non-employee directors in accordance with SFAS No. 123 and the conclusions reached by the EITF in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" ("EITF 96-18"). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18. Stock-based compensation recognized under SFAS No. 123 and EITF 96-18 was $7,000, $8,000 and 38,000 during 2007, 2006 and 2005, respectively.

Comprehensive income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in consolidated financial statements. The statement requires only additional disclosures in the financial statements and it does not affect the Company's financial position or results of operations. The Company has no material components of other comprehensive income or accumulated other comprehensive income.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for doubtful accounts, deferred income taxes valuation allowance, accrual for self-insured medical insurance plan, and sales incentives.

New accounting pronouncements

In June 2006, FASB issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions ("tax positions"). FIN 48 requires the Company to recognize in its financial statements the impact of a tax position if that tax position is more likely than not of being sustained on audit, based on the technical merits of the tax position. The provisions of FIN 48 are effective as of the beginning of the Company's 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not anticipate this statement will have a material effect on our financial condition or results of operations.

In September 2006, the SEC staff issued Staff Accounting Bulletin ("SAB") 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements ("SAB 108"). SAB 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. The impact of the adoption of SAB 108 was not material to the Company's consolidated financial statements as of and for the year ended January 31, 2007.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measures ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently reviewing the provisions of SFAS 157 to determine the impact to our consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted. The Company is currently evaluating the requirements of SFAS No. 159 and has not yet determined the impact on the financial statements.

3. Balance sheet components (in thousands of U.S. dollars)

	2007	2006
Short-term investments		
Certificates of deposit	$ -	$ 109
Municipal bonds	-	500
	$ -	$ 609
Accounts receivable		
Trade	$ 2,416	$ 2,211
Allowance for doubtful accounts	(43)	(51)
	$ 2,373	$ 2,160
Inventories		
Raw materials	$ 1,569	$ 1,351
Finished goods	1,652	1,295
	$ 3,221	$ 2,646
Accounts Payable and accrued liabilities		
Accounts payable		
Trade	$ 1,397	$ 1,134
Equipment and other	113	38
Accrued Liabilities		
Payroll	511	333
Other	912	738
	$ 2,933	$ 2,243

4. Property, Plant and Equipment

	2007	2006
Property, plant and equipment		
Land	$ 1,547	$ 1,547
Buildings	8,534	8,474
Leasehold improvements	630	630
Equipment	10,996	10,127
Construction in progress	2,313	147
	$ 24,020	$ 20,925
Less: Accumulated depreciation	(5,924)	(4,495)
	$ 18,096	$ 16,430

Depreciation expense from property, plant and equipment for the fiscal years ended January 31, 2007, 2006 and 2005 was $1,429,000, $1,275,000 and $743,000, respectively.

During the fourth quarter of fiscal year 2007, the Company began the purchase and installation of manufacturing equipment to be used when it relocates the Bellingham, Washington production facility to the new Ferndale, Washington manufacturing and warehouse facility. The Company received a $1,600,000 bond financing from GE Capital. These funds have been placed in an escrow account during the purchase and installation of the equipment. Funds have been drawn on the account. The escrow account balance (restricted cash) at January 31, 2007 and 2006 was $1,146,000 and $-0-, respectively.

On August 20, 2003, the Company purchased approximately fifteen acres of real property with an existing 41,000 square foot steel warehouse building, in Jesup, Georgia for $140,000. During fiscal year 2005, the Company completed construction of a new production facility on this property. The Company received $4,900,000 bond financing from Wayne County Industrial Development Authority in the state of Georgia. These funds were placed in an escrow account during construction of the facilities. Funds were drawn on the account as construction took place.

The Company incurred interest costs of $396,000, $326,000 and $223,000 during the fiscal years 2007, 2006 and 2005, respectively, of which $35,000, $-0- and S50,000 was capitalized as part of constructing the new facilities during fiscal years 2007, 2006 and 2005, respectively.

5. Intangible assets

Intangible assets consist of patents, trademarks and designs. Upon adoption of SFAS 142, the Company reassessed the useful lives of intangible assets and determined the useful lives are appropriate in determining amortization expense. Amortization expense for intangible assets for the fiscal years ended January 31, 2007, 2006 and 2005 was $-0-, 8,000 and $31,000, respectively. As of January 31, 2007 and 2006 all intangible assets were fully amortized.

6. Fair value of financial instruments

The fair value of cash and cash equivalents, restricted cash, investments, accounts receivable, accounts payable, and accrued liabilities, and amounts due to related parties approximate their carrying value due to the relatively short-term maturities of these instruments.

The fair value of the Company's debt at January 31, 2007 and 2006 approximates the carrying value. The fair value is based on management's estimate of current rates available to the Company for similar debt with the same remaining maturity.

7. Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments and trade accounts receivable. Receivables arising from sales to customers are generally not significant individually and are not collateralized; as a result, management continually monitors the financial condition of its customers to reduce the risk of loss. The Company had two customers who individually exceeded 10% of sales, who collectively accounted for 39% and 43% of total trade accounts receivable at January 31, 2007 and 2006, respectively, and who collectively accounted for 47%, 45% and 43% of total sales during the fiscal year ending January 31, 2007, 2006 and 2005, respectively.

The Company invests its cash and cash equivalents in high quality issuers. These cash balances may be insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Securities Investor Protection Corporation or through other private insurance purchased by the issuer. The Company maintains its cash in demand deposits and money market accounts held primarily by four banks and in the normal course of business, maintains cash balances in excess of these insurance limits.

8. Operating line of credit

On May 23, 2005, Absorption renewed a bank line of credit with Branch Banking & Trust Co. that provides for up to $2,000,000 of cash borrowings for general corporate purposes which is secured by accounts receivable and inventory of Absorption. Interest is payable on funds advanced at the one-month London Interbank Offered Rate ("LIBOR") plus 2.5%. The line of credit matures on May 23, 2007. At January 31, 2007, the Company had no borrowings outstanding.

9. Long-term debt (in thousands of U.S. dollars)

	2007	2006
Tax-exempt bonds	$ 8,255	$ 7,055
Taxable bonds	71	208
Total debt	8,326	7,263
Less: current portion	(805)	(537)
Long-term debt	$ 7,521	$ 6,726

On September 14, 2006, the Company entered into a bond financing agreement in the amount of $1,600,000 with GE Capital Public Finance, Inc. ("GECPF") to fund the purchase and installation of manufacturing equipment to be used in connection with the relocation of the Bellingham, Washington production facility to the new Ferndale, Washington manufacturing and warehouse facility. GECPF agreed to fund and guarantee the Economic Development Revenue Bond issued by the Washington State Economic Finance Authority at a fixed interest rate of 5.70%, amortized over 90 months with interest-only payments during the six months of construction. If Absorption defaults under the terms of the loan agreement, including failure to pay any amount when due or violating any of the financial and other covenants, GECPF may accelerate all amounts then-owing under the bond. Costs incurred in issuing the bond was $32,000. The bond is secured by the equipment financed. At January 31, 2007 the balance outstanding was $1,600,000.

In September of 2004, the Company completed a $4,900,000 tax-exempt bond financing. Of the total proceeds from the financing, $2,099,000 were used to pay off the loan held by Branch Banking &Trust Co., $98,000 was paid for costs of issuance and the remaining proceeds of $2,703,000 were placed in a trust account to be used to finish the construction of the new production facility located in Jesup, Georgia. The bonds were issued by Wayne County Industrial Development Authority in the state of Georgia. The bonds have a variable rate equal to Branch Banking & Trust Co.'s Variable Rate Demand Bond "VRDB" rate (3.69 % as of March 22, 2007) plus a letter of credit fee of 0.95%, a remarketing fee of 0.125% and a $2,000 annual trustee fee. The term of these bonds is seven years for the equipment portion and 15 years for the real estate portion. At January 31, 2007 and 2006, the balance outstanding was $4,300,000 and $4,700,000, respectively. The letter of credit expires September 2, 2011, at which time it will need to be renewed.

In March 2003, the Company completed a $2,910,000 bond financing, comprised of $2,355,000 as tax exempt and $555,000 as taxable. The bonds were issued through the Washington Economic Development Finance Authority in Washington State. The purchaser and holder of the bonds is GECPF. The tax exempt bonds have a fixed rate of 5.38% with a term of 190 months, maturing February 2019, and with interest-only payments for the first 52 months. The taxable bonds have a fixed rate of 5.53% a term of 52 months, with a maturity date of August 2007. The indebtedness underlying the bonds is secured by a mortgage on the real property, and a security interest in the equipment assets, located in Whatcom County, Washington. At January 31, 2007 and 2006, the balance outstanding was $2,355,000 and $2,355,000 on the tax-exempt and $71,000 and $208,000 on the taxable bonds, respectively.

The aggregate principal maturities on long-term debt for each of the twelve-month periods subsequent to January 31, 2007 are as follows (in thousands of U.S. dollars):

	Long-term Debt
Fiscal Year ending January 31,:	
2008	$ 805
2009	857
2010	877
2011	899
2012	922
Thereafter	3,966
	$ 8,326

10. Capital stock

Common Shares

Holders of Common Shares are entitled to one vote per share and to share equally in any dividends declared and in distributions on liquidation.

During fiscal years 2007, 2006 and 2005, 89,560, 68,930 and 445,648 common stock options, respectively, were exercised for proceeds of $188,076, $144,753 and $848,000, respectively. During fiscal year 2005, warrants exercised into 22,220 common shares for proceeds of $50,000.

Stock options

Effective as of June 8, 2004, the Company amended and restated the 2003 U.S. Plan and the 2003 Equity Plan into one plan, named the 2003 Omnibus Incentive Plan (the "2003 Omnibus Plan"). The reason for the amendment and restatement of the 2003 stock option plans was to enable the Company to continue to issue stock options while also providing the Company with the flexibility to grant stock appreciation rights (including free-standing, tandem and limited stock appreciation rights), restricted or unrestricted share awards, phantom stock, performance awards, or any combination of the foregoing. The 2003 Omnibus Plan has the same number of Common Shares reserved for issuance and/or grant as was available under the 2003 Stock Option Plans (1,100,000 Common Shares).

The 2003 Omnibus Plan permits the granting of stock options (including nonqualified stock options and incentive stock options qualifying under Section 422 of the Code and for residents of Canada under the terms and conditions of the Income Tax Act of Canada), stock appreciation rights (including free-standing, tandem and limited stock appreciation rights), restricted or unrestricted share awards, phantom stock, performance awards, or any combination of the foregoing.

The exercise price of stock options under the 2003 Omnibus Plan will be at least equal to the fair market value of the Common Shares on the date of grant for each incentive stock option or an amount equal to no less than 85% of fair market value for each non-qualified stock option, or the acceptable discount amount allowed under applicable securities laws. The exercise price of options granted under the 2003 Omnibus Plan must be paid in cash, property, qualifying services or under a qualifying deferred payment arrangement. In addition, subject to applicable law, the Company may make loans to individual grantees on such terms as may be approved by the Board of Directors for the purpose of financing the exercise of options granted under the 2003 Omnibus Plan and the payment of any taxes that may be due in respect of such exercise. The Compensation Committee will fix the term of each option, but no option under the 2003 Omnibus Plan will be exercisable more than ten years after the option is granted. Each option will be exercisable at such time or times as determined by the Compensation Committee, provided, however, that no stock option granted under the 2003 Omnibus Plan, or any portion thereof, to any grantee who is subject to Section 16 of the Exchange Act shall be exercisable prior to seven (7) months after the grant date of the option; and stock options, or any portion thereof, granted to grantees who are not subject to Section 16 of the Exchange Act shall not be exercisable prior to ninety (90) days after the grant date of the option. Upon a grantee's termination of employment with the Company or its subsidiary (other than as a result of death), the 2003 Omnibus Plan provides for an expiration of any outstanding options expire immediately or within a period of 12 months or less, depending upon the cause of termination. No option shall be transferable by the option holder otherwise than by will or the laws of descent.

The following table summarizes the Company's stock option activity for the years ended January 31, 2007, 2006 and 2005:

	2007		2006		2005	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding - beginning of year	546,360	$ 4.02	441,290	$ 3.62	679,088	$ 2.06
Granted	140,000	3.21	184,150	4.29	239,400	4.70
Exercised	(89,560)	2.10	(68,930)	2.10	(455,648)	1.85
Repurchased, surrendered or expired	(60,700)	3.65	(10,150)	4.47	(21,550)	3.37
Outstanding - end of year	536,100	$ 4.17	546,360	$ 4.02	441,290	$ 3.62
Vested	166,667	$ 4.32	260,460	$ 3.56	253,190	$ 2.81

The following table summarizes information about options outstanding at January 31, 2007:

Range of exercise prices	Number outstanding at January 31, 2007	Weighted average remaining contractual life (months)	Outstanding weighted average exercise price	Number exercisable at January 31, 2007	Exercisable weighted average exercise price
$ 3.15	40,000	23	$ 3.15	40,000	$ 3.15
3.20	100,000	75	3.20	-	3.20
3.25	40,000	35	3.25	-	3.25
4.60	144,150	43	4.60	14,717	4.60
4.70	211,950	26	4.70	111,950	4.70
$ 3.15 –	536,100	24	$ 4.17	166,667	$ 4.32

At January 31, 2007, the Company had 553,900 remaining Common Shares available to be granted under the 2003 Omnibus Plan.

There were outstanding options to purchase 15,000 Common Shares issued to individuals who are not employees or directors of the Company as of January 31, 2007.

Warrants

The following table summarizes the Company's warrant activity for the years ended January 31, 2007, 2006 and 2005.

	Number of underlying shares	Exercise prices
Outstanding – January 31, 2004	22,220	$2.25
Issued	-	
Exercised	(22,220)	$2.25
Surrendered or expired	-	
Outstanding – January 31, 2005	-	-
Issued	-	-
Exercised	-	-
Surrendered or expired	-	-
Outstanding – January 31, 2006	-	-
Issued	-	-
Exercised	-	-
Surrendered or expired	-	-
Outstanding – January 31, 2007	-	-

11. Employee Benefit Plan

The Company initiated a 401(k) savings plan for employees during fiscal year 2006. Employees with at least 12 months of service are eligible to participate. Under the terms of the retirement savings plan, the Company provides matching contributions equal to 100% of each participants contribution up to 3% of a participant's eligible compensation and 50% of each participants contribution over 3% up to a maximum of 5%. The Company's contributions to the plan totalled $84,000 for the year ended January 31, 2007.

12. Related party transactions

General and administrative expenses for 2007, 2006 and 2005 included $70,000, $62,000 and $68,000, respectively, each year for office rent and related services which were incurred on a cost reimbursement basis from a corporation owned and controlled by an officer and director of the Company. At January 31, 2007, 2006 and 2005, $6,000, $6,000 and $5,000, respectively, were owing to this related party.

13. Income taxes

The components of income before income taxes are as follows (in thousands of U.S. dollars):

	2007	2006	2005
U.S.	$ 1,660	$ 1,078	$ 2,856
Canada	(383)	(138)	(198)
	$ 1,277	$ 940	$ 2,658

The components of the provision for current income taxes consist of the following (in thousands of U.S. dollars):

	2007	2006	2005
U.S.	$ 614	$ 229	$ 586
State	3	-	-
Canada	-	-	-
	$ 617	$ 229	$ 586

The components of the provision for deferred income taxes consist of the following (in thousands of U.S. dollars):

	2007	2006	2005
U.S.	$ (8)	$ 56	$ 282
State	(32)	-	-
Canada	-	-	-
	$ (40)	$ 56	$ 282

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to net income before taxes as follows (in thousands of U.S. dollars):

	2007	2006	2005
Income tax at statutory rate (Canada)	$ 436	$ 335	$ 946
Difference in foreign tax rate	(2)	(14)	(43)
Permanent differences	(4)	(7)	(25)
Stock option expense	114		
Change in valuation allowance	(160)	42	(142)
Net operating losses expired	91	72	240
Effect from remeasurement from Canadian currency	58	(120)	(77)
State and local , net	(28)		
Other differences	72	(23)	(31)
	$ 577	$ 285	$ 868

Deferred income taxes are provided for temporary differences. Deferred income tax assets and liabilities are comprised of the following (in thousands of U.S. dollars):

	2007	2006
Deferred income tax assets		
Net operating loss carryforward	$ 125	$ 212
Intangibles	23	29
Non-deductible liabilities and other	187	97
Foreign tax credit carryforward	-	39
State tax credits	50	
Unrealized loss	163	192
Valuation allowance	(311)	(471)
	$ 237	$ 98
Deferred income tax liabilities		
Property, plant and equipment	(862)	(787)
	$ (862)	$ (787)

The Company has Canadian tax losses from prior years which are available to offset taxable income of future years. These tax losses expire as follows (in thousands of U.S. dollars):

	Canadian operations	
Year incurred	Loss carryforward	Expiry date
2001	$ 230	January 31, 2008
2003	1	January 31, 2010
2004	48	January 31, 2011
2005	32	January 31, 2015
2007	54	January 31, 2017
	$ 365	

The Company has recorded a valuation allowance against deferred tax assets which relates to uncertainties related to utilization of Canadian Net Operating Loss Carry Forwards and other Canadian deferred tax assets. The valuation allowance increased by $42,000 during the year ended January 31, 2006 and decreased by $160,000 and $142,000 during the years ended January 31, 2007 and 2005, respectively.

The Company has not provided for Canadian deferred income taxes on undistributed earnings of International's U.S. subsidiary because of its intention to indefinitely reinvest these earnings in the U.S. The determination of the amount of the unrecognized deferred U.S. income tax liability related to the undistributed earnings is not practicable.

14. Commitments and Contingencies

Operating Leases

The Company's Bellingham, Washington plant is leased from the Port of Bellingham under a lease that expires in August 2007. The terms and conditions of the lease require monthly payments of the excise tax only. The normal monthly lease payments were waived in lieu of Absorption agreeing to remove the building and associated utilities at the expiration of the lease. The estimated cost for this work is $120,000 and has been accounted for in accordance with FIN 47, "Accounting for Conditional Asset Retirement Obligation." The removal of the building is required to commence six months prior to the expiration of the lease.

During the year ended January 31, 2005, the Company moved its corporate office, warehouse and a production facility from leased facilities to its newly completed facilities located in Whatcom County, Washington.

The Company has entered into various operating lease agreements for equipment that expire in 2007 to 2012. Rental expenses for the year ended January 31, 2007, 2006 and 2005 were $246,000, $202,000 and $134,000, respectively. Minimum annual rental payments under non-cancellable operating leases are approximately $123,000, $82,000 and $57,000 for the years ending January 31, 2008, 2009, and 2010, respectively.

Manufacturing contract

During fiscal year 2003, Absorption signed a manufacturing contract with Mat, Inc. The contract calls for the production of 21 tons of hydro mulch product over the three year life of the contract, with Mat, Inc. purchasing all of the product. The contract expired in January 2006.

Legal matters

On October 10, 2006, the Company was notified that the American Arbitration Association (the "Arbitrator") had issued a decision in the arbitration between R. Wilder Sales, R&D Midwest Pet Supply (the "Claimants") and the Company (the "Wilder Arbitration"). As previously disclosed in the Company's filings with the SEC, the Wilder Arbitration demand was filed against Absorption on February 23, 2004. At that time, the Claimants were seeking damages in the amount of approximately $1,000,000. The Wilder Arbitration demand related to a lawsuit that was filed on June 22, 1995 in the Boone Circuit Court of the Commonwealth of Kentucky against Absorption. The lawsuit was captioned Wilder et.al. v. Absorption Corp., Civil Action No. 95-CI-547, and alleged breach of contract, fraud, violation of the Kentucky Unfair Trade Practices Act and other related claims.

The Arbitrator ruled in favor of the Claimants and ordered the Company to pay to the Claimants an aggregate amount totaling $1,186,435 for damages and recovery of attorney fees and expenses as well as the administrative fees, compensation and expenses of the Arbitrator. The Company expensed this amount as selling, general and administrative expenses as of October 10, 2006 and paid the award and fees to the Claimants on November 10, 2006.

Except as described above and for ordinary routine litigation incidental to the Company's business, there are no material legal proceedings pending to which the Company is a party, or of which any of the Company's properties is the subject.

Self Insurance

During the period from January 2004 to December 2006, Absorption had been self-insured for medical insurance through a third party administrator. Claims exceeding $30,000 for any one individual or $250,000 for the group were covered under a stop loss insurance policy. As of January 31, 2007 and 2006, the Company accrued $56,000 and $101,000, respectively, for the self-insured medical insurance.

15. Segmented information

The Company is involved primarily in the development, manufacture, distribution and sale of absorbent products. Its assets are located and its operations are primarily conducted in the United States.

The Company defines its business segments primarily based upon the market in which its customers sell products, as well as how the Company internally manages its various business activities. The Company operates principally in two business segments: the animal care industry and the industrial/commercial industry. Management decisions on resource allocation and performance assessment are made currently based on these two identifiable segments. As a result, management has elected to combine what historically were the Company's two smallest segments (industrial cleanup and hydro mulch) into one new segment, the industrial/commercial segment, effective during the third quarter of fiscal year 2005. Comparative amounts for prior periods have been similarly combined.

Management of the Company evaluates these segments based upon the operating income before depreciation and amortization generated by each segment. Depreciation, amortization, and interest expense are managed on a consolidated basis and as such are not allocated to individual segments. Certain segment information, including segment assets, asset expenditures and related depreciation expense, is not presented as all of the Company's assets are commingled and are not available by segment. There are no inter-segment transactions or significant differences between segment accounting and corporate accounting basis.

Business segment data (in thousands of U.S. dollars)

	2007		
	Animal Care	**Industrial**	**Consolidated**
Sales, net	$ 28,288	$ 1,207	$ 29,495
Operating cost and expenses	25,318	1,259	26,577
Operating income (loss) before depreciation and amortization	2,970	(52)	2,918
Depreciation and amortization			(1,429)
Interest expense			(361)
Interest Income			150
Net income before taxes			$ 1,278

	2006		
	Animal Care	**Industrial**	**Consolidated**
Sales, net	$ 23,913	$ 1,523	$ 25,436
Operating cost and expenses	21,333	1,600	22,933
Operating income (loss) before depreciation and amortization	2,580	(77)	2,503
Depreciation and amortization			(1,310)
Interest expense			(326)
Interest Income			73
Net income before taxes			$ 940

	2005		
	Animal Care	Industrial	Consolidated
Sales, net	$ 20,943	$ 1,220	$ 22,163
Operating cost and expenses	17,324	1,291	18,615
Operating income (loss) before depreciation and amortization	3,619	(71)	3,548
Depreciation and amortization			(792)
Interest expense			(173)
Interest Income			75
Net income before taxes			$ 2,658

Sales revenues by geographic areas are as follows:

	2007	2006	2005
United States	$ 28,051	$ 24,471	$ 21,065
Canada	909	413	585
Other countries	535	552	513
	$ 29,495	$ 25,436	$ 22,163

Two customers from the Animal Care segment represent 10% or more of the Company's sales.

	2006	2005	2004
Customer A	$ 5,981	$ 4,856	$ 4,424
Customer B	5,504	4,616	3,489
	$ 11,485	$ 9,472	$ 7,913

16. Earnings per share (in thousands of U.S. dollars, except per share amounts)

	2007		
	Net Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to stockholders	$ 701,000	6,404,000	$ 0.11
Effect of dilutive securities			
Stock options to purchase common stock	-	2,000	
Diluted earnings per shares			
Net income available to stockholders	$ 701,000	6,406,000	$ 0.11

	2006		
	Net Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to stockholders	$ 655,000	6,263,000	$ 0.10
Effect of dilutive securities			
Stock options to purchase common stock	-	84,000	
Diluted earnings per shares			
Net income available to stockholders	$ 655,000	6,347,000	$ 0.10

	2005		
	Net Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to stockholders	$ 1,790,000	5,973,000	$ 0.30
Effect of dilutive securities			
Warrants to purchase common stock	-	198	
Stock options to purchase common stock	-	281,901	
Diluted earnings per shares			
Net income available to stockholders	$ 1,790,000	6,255,099	$ 0.29

17. Selected Quarterly Financial Data (in thousands of U.S. dollars, except per share amounts)

The following table sets forth selected quarterly financial data for each of the quarters in fiscal years 2007 and 2006:

	2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Sales, net	$ 6,959	$ 8,615	$ 7,300	$ 6,621
Cost of goods sold	4,648	5,546	5,142	4,566
Gross Profit	2,311	3,069	2,158	2,055
Selling, general and administrative expenses	1,810	2,924	1,656	1,714
Income from operations	501	145	502	341
Interest expense	(89)	(95)	(91)	(86)
Interest income	62	35	35	18
Income before provision for income taxes	474	85	446	273
Income tax provision	(246)	(16)	(184)	(131)
Net income	$ 228	$ 69	$ 262	$ 142
Basic earnings per share	$ .04	$ .01	$ .04	$ .02
Fully diluted earnings per share	$ .04	$ .01	$ .04	$ .02
Weighted average number of shares outstanding (in thousands)				
Basic	6,410	6,410	6,410	6,384
Diluted	6,413	6,410	6,410	6,393

	2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Sales, net	$ 6,719	$ 6,751	$ 6,074	$ 5,892
Cost of goods sold	4,666	4,842	4,347	3,933
Gross Profit	2,053	1,909	1,727	1,959
Selling, general and administrative expenses	1,642	1,584	1,558	1,671
Income from operations	411	325	169	288
Interest expense	(85)	(80)	(83)	(78)
Interest income	17	23	17	16
Income before provision for income taxes	343	268	103	226
Income tax provision	(90)	(80)	(55)	(60)
Net income	$ 253	$ 188	$ 48	$ 166
Basic earnings per share	$ .04	$ .03	$ .01	$ .03
Fully diluted earnings per share	$ .04	$ .03	$ .01	$ .03
Weighted average number of shares outstanding (in thousands)				
Basic	6,277	6,261	6,261	6,254
Diluted	6,322	6,332	6,346	6,360

CORPORATE INFORMATION

BOARD OF DIRECTORS

Gordon L. Ellis

John J. Sutherland [1][2]

Dan J. Whittle [2][3]

Michael Bentley [1][2][3]

Lionel Dodd [1][3]

AS OF March, 2004

[1] Member of Corporate Governance Committee
[2] Member of Audit Committee
[3] Member of Compensation Committee

OFFICERS

Gordon L. Ellis
Chairman & President

Douglas E. Ellis
President, Absorption Corp.

Dave H. Thompson
Secretary, Chief Financial Officer
International Absorbents Inc. and
Absorption Corp

Shawn M. Dooley
Vice President, Sales and Marketing
Absorption Corp

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on June 7, 2007 at 10:00 a.m. Pacific Time in Vancouver, BC. All shareholders are invited to attend.

STOCK LISTING
American Stock Exchange LLC: IAX

REGISTERED & RECORDS OFFICE
700 – 595 Howe St.
Vancouver, BC V6C 2T5

AUDITORS
MOSS ADAMS LLP
Certified Public Accountants
Bellingham, WA 98226

REGISTRAR & TRANSFER AGENTS
Pacific Corporate Trust Company
510 Burrard St. 3rd Floor
Vancouver, BC V6C 3B9

CORPORATE REPORTING
1569 Dempsey Rd.
North Vancouver, BC V7K 1S8
Tel: (604) 681-6181
Fax: (604) 904-4105

SALES/MANUFACTURING
6960 Salashan Parkway
Ferndale, WA 98248
Tel: (360) 734-7415
(800) 242-2287
Fax: (360) 671-1588

WEB SITES
www.internationalabsorbents.com
www.absorbent.com
www.absorptioncorp.com
www.carefreshcolors.com
www.hpcatlitter.com
www.supershavins.com
www.socksandpads.com
www.puppygopotty.com

Corporate Office

1569 Dempsey Road
North Vancouver, BC
V7K 1S8
Canada

Tel: 604.681.6181
Fax: 604.904.4105

Web: www.internationalabsorbents.com
E-mail: info@internationalabsorbents.com

Investor Relations
Toll-free: 1-866-514-6559

END



International Absorbents Inc.